EXHIBIT 3.2B

CERTIFICATE OF ADOPTION OF

AMENDMENTS TO THE AMENDED AND RESTATED BYLAWS

OF

NPS PHARMACEUTICALS, INC.

The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of NPS Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and that the following amendments to the Amended and Restated Bylaws of the Company as adopted by the Board of Directors of the Company on January 28, 1994 and ratified by the stockholders of the Company effective February 17, 1994, have been adopted by the Board of Directors of the Company:

RESOLVED: That the Amended and Restated Bylaws of the Company as adopted by the Board of Directors of the Company on January 28, 1994 and ratified by the stockholders of the Company effective February 17, 1994 (the “Bylaws”), shall be amended as follows:

     1. Section 3.3.1 of the Bylaws shall be amended by deleting the existing language and replacing it with the following, so that after giving effect to this amendment Section 3.3.1 of the Bylaws shall read in full as follows:

“3.3.1 A special meeting of the stockholders may be called at any time by (i) the Board, (ii) the Chairman of the Board, (iii) the Chief Executive Officer or (iv) President (in the absence of a Chief Executive Officer), but such special meetings may not be called by any other person or persons.”

     2. Section 7.4.2 of the Bylaws shall be amended by deleting the first six words of the section, which are “Prior to the Initial Public Offering,” so that after giving effect to this amendment Section 7.4.2 of the Bylaws shall begin “In order that the corporation may determine,” and shall continue without further changes.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 19th day of February 2003.

/s/ James U. Jensen

James U. Jensen, Secretary